UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2012

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended June 30, 2012. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No 333-168938), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 on Form S-8 (Registration No. 333-173207) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012 on Form F-3ASR (Registration No 333-180895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 3, 2012	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED JUNE 30, 2012

Unless we otherwise specify, when used in this Report the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd.), which provide us with all of our technical, administrative and strategic services. In January 2012, we acquired our Manager.

References to shipbuilders are as follows:

Shipbuilders	Reference

Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd..	Jiangsu Xinfu

ii

References to customers are as follows:

Customers	Reference

China Shipping Container Lines (Asia) Co., Ltd(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A	CSAV
COSCO Container Lines Co., Ltd(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd USA, LLC (3)	HL USA
Hyundai Merchant Marine Co., Ltd	HMM
Kawasaki Kisen Kaisha Ltd	K-Line
Mediterranean Shipping Company S.A	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
United Arab Shipping Company (S.A.G.)	UASC
Yang Ming (UK) Ltd	Yang Ming

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited
(3)	A subsidiary of Hapag-Lloyd, AG, or Hapag-Lloyd

We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships, which are also commonly referred to as vessels. In this Report, we identify the classes of the vessels in our fleet by their approximate average TEU capacity of the vessels in each class. However, we note that the actual TEU capacity of the vessels may differ from the approximate average TEU capacity.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission, or the Commission, on March 26, 2012, or our 2011 Annual Report. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	$338,311	$481,123
Short-term investments	10,436	—
Accounts receivable	10,935	6,837
Prepaid expenses	29,355	17,398
Gross investment in lease	14,600	14,640

	403,637	519,998
Vessels (note 5)	4,899,016	4,697,249

Deferred charges (note 6)	43,633	45,917

Gross investment in lease	88,558	95,798

Goodwill (note 3)	66,662	—

Other assets (note 7)	72,561	88,754

	$5,574,067	$5,447,716

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 14(a))	$52,580	$47,400
Current portion of deferred revenue (note 8)	24,160	23,257
Current portion of long-term debt (note 9)	72,518	81,482
Current portion of other long-term liabilities (note 10)	38,308	37,649

	187,566	189,788

Long-term deferred revenue (note 8)	10,124	12,503

Long-term debt (note 9)	3,050,192	2,914,247

Other long-term liabilities (note 10)	633,052	583,263

Fair value of financial instruments (note 17(a))	590,256	564,490

Shareholders’ equity:

Share capital (note 11):
Preferred shares; $0.01 par value; 65,000,000 shares authorized
Class A common shares; $0.01 par value;
200,000,000 shares authorized; 62,985,708 shares issued and outstanding (2011 - 69,620,060)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2011 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; nil shares authorized (2011 - 100)	772	838
Treasury shares	(417)	—
Additional paid in capital	1,775,842	1,860,979
Deficit	(622,454)	(622,406)
Accumulated other comprehensive loss	(50,866)	(55,986)

	1,102,877	1,183,425

	$5,574,067	$5,447,716

Commitments and contingent obligations (note 15)

Subsequent events (note 18)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Revenue	$166,321	$133,672	$318,410	$254,667

Operating expenses:
Ship operating (note 4)	31,515	32,809	66,065	63,875
Depreciation	41,533	32,818	78,814	62,776
General and administrative	6,671	5,032	12,521	7,726
Gain on vessels (note 5)	(9,773)	—	(9,773)	—

	69,946	70,659	147,627	134,377

Operating earnings	96,375	63,013	170,783	120,290

Other expenses (income):
Interest expense	19,157	10,656	36,132	20,803
Interest income	(321)	(172)	(629)	(327)
Interest income from leasing	(1,316)	—	(2,659)	—
Undrawn credit facility fee	398	1,221	1,203	2,482
Amortization of deferred charges (note 6)	2,956	1,423	5,167	2,697
Change in fair value of financial instruments	82,084	84,747	86,760	78,945
Equity loss on investment	—	—	134	—
Other expenses	166	—	166	—

	103,124	97,875	126,274	104,600

Net earnings (loss)	$(6,749)	$(34,862)	$44,509	$15,690

Earnings (loss) per share (note 12):
Class A common share, basic and diluted	$(0.38)	$(0.72)	$0.17	$(0.17)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Net earnings (loss)	$(6,749)	$(34,862)	$44,509	$15,690

Other comprehensive income:
Amounts reclassified to earnings (loss) during the period relating to cash flow hedging instruments	2,412	3,003	5,120	6,379

Comprehensive income (loss)	$(4,337)	$(31,859)	$49,629	$22,069

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2012 and year ended December 31, 2011

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series B	Series C
Balance, December 31, 2010	68,601,240	100	200,000	260,000	—	$686	$5	$—	$1,526,822	$(469,616)	$(68,161)	$989,736
Redemption of Series B preferred shares	—	—	—	(260,000)	—	—	(3)	—	(27,470)	2,873	—	(24,600)
Series C preferred shares issued (note 11)	—	—	—	—	14,000,000	—	140	—	349,860	—	—	350,000
Fees and expenses in connection with preferred shares	—	—	—	—	—	—	—	—	(9,750)	—	—	(9,750)
Premium on issuance of Series C preferred shares	—	—	—	—	—	—	—	—	4,289	—	—	4,289
Shares issued through dividend reinvestment program	975,620	—	—	—	—	10	—	—	13,029	—	—	13,039
Share-based compensation (note 13)	43,200	—	—	—	—	—	—	—	2,528	—	—	2,528
Net loss	—	—	—	—	—	—	—	—	—	(83,400)	—	(83,400)
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	12,175	12,175
Dividends on class A common shares ($0.6875 per share)	—	—	—	—	—	—	—	—	—	(47,414)	—	(47,414)
Dividends on Series B preferred shares	—	—	—	—	—	—	—	—	841	(1,813)	—	(972)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	(22,206)	—	(22,206)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	830	(830)	—	—

Balance, December 31, 2011	69,620,060	100	200,000	—	14,000,000	696	142	—	1,860,979	(622,406)	(55,986)	1,183,425
Shares issued through dividend reinvestment program	351,926	—	—	—	—	4	—	—	5,273	—	—	5,277
Share-based compensation (note 13)	134,526	—	—	—	—	1	—	—	2,337	—	—	2,338
Net earnings	—	—	—	—	—	—	—	—	—	44,509	—	44,509
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	5,120	5,120
Dividends on class A common shares ($0.4375 per share)	—	—	—	—	—	—	—	—	—	(27,455)	—	(27,455)
Shares repurchased, including related expenses	(11,322,100)	—	—	—	—	(113)	—	—	(170,825)	—	—	(170,938)
Shares issued and retired on acquisition (note 3)	4,220,728	(100)	—	—	—	42	—	—	77,601	—	—	77,643
Treasury shares	(19,432)	—	—	—	—	—	—	(417)	—	—	—	(417)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	(16,625)	—	(16,625)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	477	(477)	—	—

Balance, June 30, 2012	62,985,708	—	200,000	—	14,000,000	$630	$142	$(417)	$1,775,842	$(622,454)	$(50,866)	$1,102,877

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$(6,749)	$(34,862)	$44,509	$15,690
Items not involving cash:
Depreciation	41,533	32,818	78,814	62,776
Share-based compensation (note 13)	1,943	865	2,529	1,252
Amortization of deferred charges (note 6)	2,956	1,423	5,167	2,697
Amounts reclassified from other comprehensive loss to interest expense	2,194	2,900	4,736	6,185
Unrealized change in fair value of financial instruments (note 17)	51,354	53,798	25,571	18,246
Gain on vessels	(9,773)	—	(9,773)	—
Equity loss on investment	—	—	134	—
Changes in assets and liabilities:
Prepaid expenses and accounts receivable	6,897	(1,488)	25,387	(2,866)
Other assets and deferred charges	(6,344)	(2,810)	(8,586)	(7,387)
Accounts payable and accrued liabilities	10,180	9,964	(19,437)	6,643
Deferred revenue	(682)	754	(1,477)	(3,385)
Other long-term liabilities (note 10)	(1,314)	(3,139)	(5,620)	(3,239)

Cash from operating activities	92,195	60,223	141,954	96,612

Financing activities:
Series C preferred shares issued, net of share issue costs	—	104,280	—	344,656
Draws on credit facilities (note 9)	69,997	387	115,487	2,297
Repayment of credit facilities (note 9)	(2,760)	—	(12,802)	—
Shares repurchased, including related expenses (note 11)	(329)	—	(170,938)	—
Repayment on other long-term liabilities (note 10)	(8,335)	(3,487)	(32,984)	(5,700)
Financing fees (note 6)	198	(385)	182	(1,067)
Dividends on common shares	(14,811)	(9,375)	(22,178)	(15,626)
Dividends on preferred shares	(8,312)	(6,394)	(16,625)	(6,714)

Cash from (used in) financing activities	35,648	85,026	(139,858)	317,846

Investing activities:
Expenditures for vessels	(77,640)	(208,704)	(164,275)	(299,265)
Short term investments	141	—	(10,073)	—
Cash acquired on acquisition of Seaspan Management Services Ltd.	—	—	23,910	—
Restricted cash	5,000	5,000	5,000	5,000
Intangible assets	(6,511)	(995)	530	(1,584)

Cash used in investing activities	(79,010)	(204,699)	(144,908)	(295,849)

Increase (decrease) in cash and cash equivalents	48,833	(59,450)	(142,812)	118,609

Cash and cash equivalents, beginning of period	289,478	212,278	481,123	34,219

Cash and cash equivalents, end of period	$338,311	$152,828	$338,311	$152,828

Supplementary information (note 14(b))

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

1.	General:

Seaspan Corporation (the Company) was incorporated on May 3, 2005 in the Marshall Islands and owns and operates containerships pursuant to primarily long-term, fixed-rate time charters to major container liner companies.

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. They do not include all disclosures required under United States generally accepted accounting principles for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2011 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s Annual Report on Form 20-F.

2.	Significant accounting policies:

On January 27, 2012, the Company acquired Seaspan Management Services Limited (“the Manager”). See note 3 for a description of the acquisition. The results of the Manager have been included in the Company’s consolidated financial statements since the date of acquisition and result in the following changes to our significant accounting policies:

(a)	Principles of consolidation:

The accompanying financial statements include the accounts of Seaspan Corporation and all of its subsidiaries, which are wholly-owned. As of June 30, 2012, the following additional subsidiaries are being consolidated:

•	Seaspan Management Services Limited;

•	Seaspan Ship Management Ltd.;

•	Seaspan Crew Management Ltd.;

•	Seaspan Advisory Services Limited;

•	Seaspan Crew Management India Private Limited.

(b)	Foreign currency translation:

The functional and reporting currency is the United States dollar. Transactions incurred in other currencies are translated into United States dollars using the exchange rate at the time of the transaction. Monetary assets and liabilities as of the financial reporting date are translated into United States dollars using exchange rates at that date. Exchange gains and losses are included in net earnings.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

2.	Significant accounting policies (continued):

(c)	Goodwill:

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair value assigned to assets acquired and liabilities assumed in a business combination. Goodwill and indefinite-lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets with finite lives are amortized over their useful lives. Intangible assets with finite lives are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

3.	Acquisition of Seaspan Management Services Limited:

On January 27, 2012, the Company acquired 100 percent of the Manager, an affiliated privately owned company that has provided technical, administrative and strategic services to the Company. The Company’s acquisition of the Manager will increase its control over access to the first-rate services that the Manager provides to the Company on a long-term basis, and reduce certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price, excluding potential balance sheet adjustments, was $97,705,000, including:

4,220,728 of the Company’s Class A common shares	$66,899
Contingent consideration	9,953
Settlement of intercompany balances	19,693
Stock based compensation (note 13)	1,160

Aggregate purchase price	$97,705

Under the Share Purchase Agreement, $7,500,000 or 586,212 shares of Class A common shares have been deposited in escrow for settlement of potential indemnifiable damages. If there are no claims for indemnification, the escrowed shares will be released within three business days of January 27, 2013.

The value of the Company’s Class A common shares issued was determined based on the closing market price of those common shares on January 27, 2012, which was the date the acquisition closed.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

3.	Acquisition of Seaspan Management Services Limited (continued):

The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, Greater China Intermodal Investments LLC or Blue Water Commerce, LLC after December 12, 2011 and prior to August 15, 2014 and which are to be managed by the Manager or the Company.

For the six months ended June 30, 2012, the Company incurred $0.4 million of acquisition-related costs that have been included in general and administrative expense in the Company’s consolidated statements of operations.

As the Company is in the process of valuing the assets acquired and liabilities assumed, the purchase price and allocation of the purchase price remains subject to finalization. The following table summarizes the estimated fair value of the identifiable assets acquired and liabilities assumed:

Cash and cash equivalent	$23,911
Current assets	34,525
Other assets	5,335
Capital assets	678
Intangible assets	1,706
Goodwill	66,662

Total assets acquired	132,817
Debt assumed	5,000
Current liabilities	29,153
Other long-term liabilities	959

Net assets acquired	$97,705

The goodwill of $66,662,000 arising from the acquisition is attributable to the workforce of the acquired business and the synergies expected to arise after the Company’s acquisition of the Manager. All of the goodwill was assigned to Seaspan Corporation. The goodwill is not expected to be deductible for tax purposes.

The Company purchased identifiable intangible assets (customer contract) estimated at $1,706,000 with an estimated useful life of 5 years.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

3.	Acquisition of Seaspan Management Services Limited (continued):

(a)	Pro forma information:

If the acquisition of the Manager had occurred as of January 1, 2011, the pro forma operating results would not be materially different from the pre-acquisition results reported by the Company.

4.	Related party transactions:

Prior to the acquisition, the ultimate beneficial owners of the Manager also directly and indirectly owned common shares, or common shares and preferred shares, of the Company.

The Company had management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager was responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel as described below. The technical services fee does not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provided administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company also reimbursed all reasonable expenses incurred by the Manager in providing these services to the Company.

The following are technical service fees that were charged under the Management Agreements in place up to the acquisition date:

Vessel class (TEU)	Number of vessels	Weighted-average technical services fee (in whole amounts, per vessel per day)
2500	10	$5,132
3500	2	5,242
4250	24	5,465
4500	5	6,916
4800	4	50
5100	4	6,482
8500	10	7,268
9600	2	7,406
13100	8	8,545

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

4.	Related party transactions (continued):

The following table summarizes the amounts incurred for the period from January 1, 2012 to the date of acquisition and for the three and six months ended June 30, 2011:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Costs incurred under the Management Agreements:
Technical services	$—	$33,040	$9,712	$63,707
Dry-dock activities included in technical services	—	1,435	419	2,766
Administrative and strategic services	—	18	5	36
Reimbursed expenses	—	966	305	1,830
Construction supervision	—	734	100	1,222
Costs incurred with the Manager and parties related thereto:
Consulting services	—	42	—	84

As at June 30, 2012, the Company had due from related parties of $1,408,000 (December 31, 2011- nil).

5.	Vessels:

June 30, 2012	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,553	$470,554	$4,868,999
Vessels under construction	30,017	—	30,017

	$5,369,570	$470,554	$4,899,016

December 31, 2011	Cost	Accumulated depreciation	Net book value
Vessels	$4,684,325	$394,994	$4,289,331
Vessels under construction	407,918	—	407,918

	$5,092,243	$394,994	$4,697,249

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

5.	Vessels (continued):

During the six month period ended June 30, 2012, the Company capitalized interest costs of $2,493,000 (June 30, 2011—$8,923,000) as vessels under construction.

In June 2012, the $53.0 million term loan credit facility matured upon expiration of the UASC Madinah time charter. On June 27, 2012, the Company sold the UASC Madinah to that U.S. bank for $52,104,000 the amount outstanding under the term loan resulting in a gain on vessel of $9,773,000.

6.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2011	$9,370	$36,547	$45,917
Cost incurred	3,252	(36)	3,216
Amortization expensed	(1,401)	(3,766)	(5,167)
Amortization capitalized	—	(333)	(333)

June 30, 2012	$11,221	$32,412	$43,633

7.	Other assets:

	June 30, 2012	December 31, 2011
Prepaid expense	$—	$11,203
Intangible assets	3,415	6,538
Investment in affiliate	650	784
Capital assets	606	—
Restricted cash	60,000	65,000
Other	7,890	5,229

Other assets	$72,561	$88,754

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

8.	Deferred revenue:

	June 30, 2012	December 31, 2011
Deferred revenue on time charters	$18,877	$17,779
Deferred interest on lease receivable	15,012	17,981
Other deferred revenue	395	—

Deferred revenue	34,284	35,760
Current portion	(24,160)	(23,257)

	$10,124	$12,503

9.	Long-term debt:

	June 30, 2012	December 31, 2011
Long-term debt:
$1.3 billion revolving credit facility	$1,032,745	$1,032,745
$365.0 million revolving credit facility	315,800	323,200
$218.4 million credit facility	217,661	217,661
$920.0 million revolving credit facility	890,257	890,257
$150.0 million credit facility	150,000	79,672
$291.2 million credit facility	269,895	202,026
$235.3 million credit facility	226,352	182,168
$53.0 million term loan credit facility	—	53,000
$15.0 million term loan	15,000	15,000
$5.0 million line of credit	5,000	—
$150.0 million revolving credit facility	—	—

Long-term debt	3,122,710	2,995,729
Current portion	(72,518)	(81,482)

Long-term debt	$3,050,192	$2,914,247

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

9.	Long-term debt (continued):

Minimum repayments:

As at June 30, 2012, minimum repayments for the balances outstanding with respect to the credit facilities are as follows:

Remainder of 2012	$84,302
2013	181,990
2014	311,613
2015	837,407
2016	168,776
Thereafter	1,538,622

$3,122,710

The minimum repayments above are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility as if they were fully drawn. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.

10.	Other long-term liabilities:

	June 30, 2012	December 31, 2011
Other long-term liability	$671,360	$620,512
Accrued liabilities	—	400

Other long-term liabilities	671,360	620,912
Current portion	(38,308)	(37,649)

	$633,052	$583,263

The Company, through certain of its wholly-owned consolidated subsidiaries, has entered into non-recourse or limited recourse sale-leaseback arrangements with financial institutions to fund the construction of certain vessels under existing shipbuilding contracts.

In these arrangements, the Company has agreed to transfer the vessels to the lessors and, commencing from the delivery of the vessels from the shipyard, lease the vessel back from the lessor over the applicable lease term. In the arrangements where the shipbuilding contracts are novated to the lessors, the lessors assume responsibility for the remaining payments under the shipbuilding contracts.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

10.	Other long-term liabilities (continued):

The leases in these arrangements are capital leases in the consolidated financial statements and the lessees are the owners of the vessels under construction for accounting purposes.

In certain of the arrangements, the lessors are wholly-owned subsidiaries of financial institutions that are variable interest entities and whose only assets and operations are to hold the Company’s leases and vessels. The Company operates the vessels during the lease term and supervises the vessels’ construction before the lease term begins. As a result, the Company is the primary beneficiary of the lessors and consolidates the lessors for financial reporting purposes.

The terms of the leases are as follows:

(a)	Leases for five 4500 TEU vessels:

As of June 30, 2012, the carrying value of the vessels being funded under this facility is $463,058,000 (December 31, 2011—$470,770,000).

(b)	Lease for one 13100 TEU vessel:

As of June 30, 2012, the carrying value of the vessel being funded under this facility is $167,635,000 (December 31, 2011—$170,330,000).

(c)	Lease for one 13100 TEU vessel:

The term of the lease is 12 years beginning from the vessel’s delivery date. The lessor has provided $109,000,000 of financing. Lease payments include an interest component based on three month LIBOR. The outstanding balance of the lease at the end of the lease term will be zero and the lessee will have the option to purchase the vessel from the lessor for $1.

This vessel delivered during the quarter ended March 31, 2012.

As of June 30, 2012, the carrying value of the vessel being funded under this facility is $ 173,379,000 (December 31, 2011—$89,790,000).

Based	on maximum amounts funded, payments under the leases would be due to the lessors as follows:

Remainder of 2012	$30,281
2013	64,646
2014	63,397
2015	127,384
2016	293,351
Thereafter	218,013

797,072
Less amounts representing:
Interest	(125,712)

$671,360

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

11.	Share capital:

(a)	Common shares:

On January 19, 2012, the Company accepted the re-purchase of 11,300,000 shares of its common stock at a price of $15.00 per share, for an aggregate cost of $170,609,000 including fees and expenses of $1,110,000 relating to the tender offer.

In January 2012, the Company issued 4,220,728 Class A common shares valued at $66,899,000 for the purchase of the Manager (note 3). Pursuant to the Share Purchase Agreement, all of the outstanding Class C common shares were cancelled and retired.

In February 2012, the Company adopted an open market share repurchase plan of up to $50,000,000 of its Class A common shares. During the six month ended June 30, 2012, 22,100 Class A common shares were repurchased via the open market repurchase plan for $329,000.

(b)	Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
Series	Authorized	Issued	June 30, 2012	December 31, 2011
A	315,000	200,000	$288,176	$271,677
C	40,000,000	14,000,000	350,000	350,000

On January 28, 2011, the Company issued 10,000,000 Series C preferred shares for gross proceeds of $250.0 million. The Series C preferred shares were issued for cash and pay cumulative quarterly dividends at a rate 9.5% per annum from their date of issuance. At any time on or after January 30, 2016, the Series C Preferred Shares may be redeemed, in whole or in part at a redemption price of $25.00 per share plus unpaid dividends. If the Company fails to comply with certain covenants, default on any of its credit facilities, fail to pay dividends or if the Series C preferred shares are not redeemed at the option of the Company, in whole by January 30, 2017, the dividend rate payable on the Series C preferred shares shall increase quarterly, subject to an aggregate maximum rate per annum of 25% prior to January 30, 2016 and 30% thereafter, to a rate that is 1.25 times the dividend rate payable on the Series C Preferred Shares. The Series C preferred shares are not convertible into common shares and are not redeemable at the option of the holder. The initial dividend on the Series C preferred shares was paid on May 2, 2011.

On May 25, 2011, the Company issued an additional 4,000,000 Series C preferred shares for gross proceeds of $108,600,000, or $27.15 per share. The gross proceeds include accrued dividends to May 25, 2011. The second issuance of Series C preferred shares were issued for cash and have the same terms as the initial issuance of Series C preferred shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

12.	Earnings per share:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

For the three months ended June 30, 2012	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(6,749)
Less:
Series A preferred share dividends	(8,371)
Series C preferred share dividends	(8,569)

Basic and diluted EPS(1):
Income from continuing operations attributable to common shareholders	$(23,689)	62,608,000	$(0.38)

For the three months ended June 30, 2012	Income (numerator)	Shares (denominator)	Per share amount
Net loss	$(34,862)
Less:
Series A preferred share dividends	(7,435)
Series B preferred share dividends	(605)
Series C preferred share dividends	(7,134)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(50,036)	69,019,000	$(0.72)

(1)	The convertible Series A preferred shares, contingent consideration, shares held in escrow and share-based compensation are not included in the computation of diluted EPS if their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

12.	Earnings per share (continued):

For the six months ended June 30, 2012	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$44,509
Less:
Series A preferred share dividends	(16,499)
Series C preferred share dividends	(17,102)

Basic EPS:
Income from continuing operations attributable to common shareholders	$10,908	63,153,000	$0.17

Effect of dilutive securities:
Contingent consideration (note 3)	—	605,000
Shares held in escrow (note 3)	—	504,000
Share-based compensation	—	204,000
Diluted EPS:
Income attributable to common shareholders plus assumed conversion	$10,908	64,466,000	$0.17

For the six months ended June 30, 2011	Income (numerator)	Shares (denominator)	Per share amount
Net earnings	$15,690
Less:
Series A preferred share dividends	(14,577)
Series B preferred share dividends	(1,196)
Series C preferred share dividends	(11,548)

Basic and diluted EPS (1):
Loss from continuing operations attributable to common shareholders	$(11,631)	68,937,000	$(0.17)

(1)	The convertible Series A preferred shares, contingent consideration, shares held in escrow and share-based compensation are not included in the computation of diluted EPS if their effects are anti-dilutive for the period.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

13.	Share-based compensation:

In December 2005, the Company’s Board of Directors adopted the Seaspan Corporation Stock Incentive Plan (the Plan), under which our officers, employees and directors may be granted options, restricted shares, phantom shares, and other stock-based awards as may be determined by the Company’s Board of Directors. A total of 2,000,000 shares of common stock are reserved for issuance under the Plan, which is administered by the Company’s Board of Directors. The Plan expires ten years from the date of its adoption. As at June 30, 2012, there are 887,621 (December 31, 2011—987,972) remaining shares left for issuance under this plan.

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years.

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the six months ended June 30, 2012 is presented below:

	Restricted shares		Phantom share units
	Number of shares	W.A. grant date FV	Number of shares	W.A. grant date FV
December 31, 2011	43,200	$13.04	534,000	$12.72
Granted	60,351	14.09	40,000	17.68
Vested	(43,200)	13.04	—	—

June 30, 2012	60,351	$14.09	574,000	$13.07

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At June 30, 2012, 340,000 (December 31, 2011—167,000) of the outstanding phantom share units were vested and available for exchange by the holder.

During the three and six months ended June 30, 2012, the Company recognized $656,000 and $1,404,000 (June 30, 2011—$490,000 and $877,000) related to restricted share units and phantom share units, and $188,000 and $375,000 (June 30, 2011—nil and nil) in share-based compensation expenses related to other stock-based awards. In addition, the Company recognized nil and $184,000 (June 30, 2011—nil and nil) during the three and six months ended June 30, 2012 in other stock-based awards that was capitalized to vessels under construction. During the six months ended June 30, 2012, the total fair value of shares vested was $563,000 (December 31, 2011—$462,000). As at June 30, 2012, there was $2,369,000 (December 31, 2011—$2,516,000) of total unrecognized compensation cost to be recognized relating to unvested share-based compensation awards, which are expected to be recognized over a weighted average period of 18 months.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

13.	Share-based compensation (continued):

On January 27, 2012, as part of the acquisition of the Manager, the Company continued the Manager’s long-term incentive plan for certain of its employees (“the Participants”). Under this plan, the Manager has accrued for a bonus to employees to be paid, in part, with shares of the Company. At the acquisition date, $1,160,000 had been recorded related to this plan which has been transferred to additional paid in capital on the acquisition date. At June 30, 2012, the total amount has been recognized. The shares were transferred by the Company to the Participants prior to June 30, 2012.

14.	Other information:

(a)	Accounts payable and accrued liabilities:

The principal components of accounts payable and accrued liabilities are:

	June 30, 2012	December 31, 2011
Due to related parties	$—	$1,816
Accrued interest	21,809	19,592
Other accrued liabilities	30,771	25,992

	$52,580	$47,400

(b)	Supplementary information to the statement of cash flows consists of:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Interest paid on debt	$15,030	$7,610	$26,337	$11,576
Interest received	12	132	246	254
Undrawn credit facility fee paid	338	585	780	1,077
Non-cash transactions:
Dividends on Series A preferred shares	8,371	7,435	16,499	14,577
Dividend reinvestment	916	3,527	5,277	5,857
Other long-term liabilities for vessels under construction	—	83,293	84,787	99,400
Long-term debt for vessels under construction	71,400	—	71,400	—
Acquisition of the Manager less cash received	—	—	73,795	—
Proceeds on sale of vessel	52,104	—	52,104	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

15.	Commitments and contingent obligations:

(a)	As at June 30, 2012, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction, as follows:

Remainder of 2012	$—
2013	60,440
2014	209,440

$269,880

(b)	As at June 30, 2012, based on 100% utilization, the minimum future revenues to be received on committed time charter party agreements currently in effect and assuming no renewals or extensions are approximately:

Remainder of 2012	$335,795
2013	652,237
2014	673,005
2015	673,282
2016	627,546
Thereafter	3,097,285

$6,059,150

(c)	As of June 30, 2012, the commitment under the operating lease for its office space for the next five years is as follows:

Remainder of 2012	$647
2013	1,349
2014	1,486
2015	1,494
2016	1,516
Thereafter	3,152

$9,644

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

15.	Commitments and contingent obligations (continued):

(d)	As of June 30, 2012, the Company has an operating lease for a vessel. The commitment under the vessel operating lease for the next five years is as follows:

Remainder of 2012	$2,688
2013	5,395
2014	5,417
2015	5,441
2016	5,465
Thereafter	28,077

$52,483

16.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
CSCL Asia	$38,877	$40,249	$78,678	$79,932
COSCON	72,584	35,109	129,786	62,019
HL USA	14,697	14,111	29,176	27,853
K-Line	18,983	14,500	37,969	25,233
Other	21,180	29,703	42,801	59,630

	$166,321	$133,672	$318,410	$254,667

17.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short-term to maturity. As of June 30, 2012, the fair value of the Company’s long-term debt is equal to $2,605,566,000 (December 31, 2011—$2,551,222,000). As of June 30, 2012, the fair value of the Company’s other long-term liabilities is equal to $636,672,000 (December 31, 2011—$610,705,000). The fair value of long-term debt and other long-term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

17.	Financial instruments (continued):

(a)	Fair value (continued):

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

(b)	Interest rate derivative financial instruments:

The Company uses derivative financial instruments, consisting of interest rate swaps and an interest rate swaption, to manage its interest rate risk associated with its variable rate debt. Prior to 2008, the Company applied hedge accounting to certain of its interest rate swaps. In 2008, the Company voluntarily de-designated all such interest rate swaps as accounting hedges such that the Company no longer applies hedge accounting. The amounts in accumulated other comprehensive loss related to the interest rate swaps to which hedge accounting was previously applied and will be recognized in earnings when and where the related interest is recognized in earnings.

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that instruments were in favour of counterparties at June 30, 2012, the risk of credit loss related to these counterparties is considered to be immaterial at June 30, 2012.

As of June 30, 2012, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as at June 30, 2012	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

17.	Financial instruments (continued):

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

(2)	The Company has entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

The following provides information about the Company’s interest rate derivatives:

Fair value of liability derivatives:

	June 30, 2012	December 31, 2011
Fair value of financial instruments	$590,256	$564,490

Loss recognized in income on derivatives:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Change in fair value of financial instruments	$(82,084)	$(84,747)	$(86,760)	$(78,945)

Gain (loss) reclassified from AOCI into income:

	Three months ended		Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Interest expense	$(2,194)	$(2,901)	$(4,736)	$(6,186)
Depreciation	(218)	(102)	(384)	(193)

The estimated amount of accumulated other comprehensive income expected to be reclassified into earnings within the next 12 months is $7,672,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

Three and six months ended June 30, 2012

18.	Subsequent events:

(a)	On July 3, 2012, three of the Company’s subsidiaries entered into a $224,000,000 loan facility with a leading Chinese bank relating to the construction of three 10000 TEU newbuilding vessels.

(b)	On July 6, 2012, the Company amended its $1.3 billion credit facility to (i) reduce the lenders’ commitment from $1.3 billion to $1.0 billion, or by $267,000,000 (the undrawn amount under the facility) and (ii) change the formula for the amount the Company would be required to repay on the removal of a vessel serving as collateral under the facility. As a result of the foregoing reduction in the lenders’ commitment, the Company will now refer to this as its $1.0 billion facility. The Company has paid an administration fee of $1,950,000 to the lenders.

(c)	On July 17, 2012, the Company declared a quarterly dividend of $0.59375 per Series C preferred share, representing a distribution of $8,313,000. The dividend was paid on July 30, 2012 to all shareholders of record as of July 27, 2012.

(d)	On July 28, 2012, the Company declared a quarterly dividend of $0.25 per common share, representing a distribution of $15,728,000. The dividend is payable on August 22, 2012 to all shareholders of record as of August 13, 2012.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters.

As of June 30, 2012, we operated a fleet of 69 vessels (including seven leased vessels) and have entered into contracts to purchase an additional three containerships. The average age of the 69 vessels in our operating fleet was approximately five years as of June 30, 2012.

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. The following table lists our customers.

Customers for Current Fleet
CSCL Asia
HL USA
COSCON
K-Line
MOL
CSAV
MSC
Yang Ming

Customer for Additional Three Newbuilding Vessels
Hanjin

Please read “Our Fleet” for more information about our vessels and contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Delivery of Four New Vessels

During the six-month period ended June 30, 2012, we accepted delivery of four vessels, bringing our operating fleet to a total of 69 vessels as of June 30, 2012. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
COSCO Excellence	13100	12 years	COSCON	March 2012
COSCO Faith	13100	12 years	COSCON	March 2012
COSCO Hope	13100	12 years	COSCON	April 2012
COSCO Fortune	13100	12 years	COSCON	April 2012

CSCL Ningbo Time Charter

On April 24, 2012, we fixed the CSCL Ningbo on a six-month time charter with CSCL, with an additional six-month extension option.

Madinah

In March 2012, UASC notified us that the time charter for the UASC Madinah would not be extended, and the vessel was returned to us in June 2012. On June 20, 2012, the Madinah commenced a three-month time charter with Yang Ming with an additional four-month option.

Prior to June 27, 2012, this vessel was owned by one of our indirect subsidiaries, and is chartered by the subsidiary to us. Our subsidiary financed the vessel with a term loan of $53.0 million from a leading U.S. bank, and this term loan matured in June 2012. On June 27, 2012, our subsidiary sold the vessel to the U.S. bank for $52.1 million, an amount equal to the amount outstanding under the term loan, and the sale proceeds were used to repay the loan in full. The U.S. bank leased the vessel back to our subsidiary for approximately nine years.

Open Market Share Repurchase Plan

In February 2012, our board of directors authorized the repurchase of up to $50.0 million of our Class A common shares. Share repurchases may be effected from time to time through open market purchases or in privately negotiated transactions, and the repurchase program may be suspended, delayed or discontinued at any time. We have entered into a Rule 10b5-1 plan in connection with the share repurchase program. During the quarter ended June 30, 2012, we repurchased 22,100 shares on the open market under this share repurchase plan for an aggregate of $0.3 million, or an average of $14.83 per share, leaving $49.7 million outstanding under the plan.

Acquisition of Seaspan Management Services Limited

In January 2012, we acquired our Manager, and we acquired and cancelled all of the issued and outstanding shares of our Class C common stock, which were owned by a subsidiary of our Manager. Prior to the acquisition, our Manager was owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle R. Washington, our co-chairman, and 49.95% by Thetis Holdings Ltd. (an entity indirectly owned by Graham Porter, one of our directors, and Gerry Wang, our co-chairman and chief executive officer). The purchase price for the acquisition, excluding any balance sheet adjustments and payments based on the future growth of the fleet managed by our Manager, was $54.0 million, which we paid through the issuance of approximately 4.2 million of our Class A common shares, valued on a per share basis equal to $12.794, being the volume-weighted average trading price for the 90 trading days immediately preceding the closing date of the acquisition. For accounting purposes, under U.S. GAAP, the purchase price is required to be valued at the acquisition date. Therefore, the closing share price on the day prior to acquisition of $15.85 per share was used to value the Class A common shares at $66.9 million.

We believe that the acquisition of our Manager increases our control over access to the services our Manager provides on a long-term basis, and reduces certain conflicts between us and our directors who had interests in our Manager. We previously paid fees to our Manager for technical services on a fixed basis, where fees were adjusted every three years. As a result of the acquisition, our costs for these services vary more directly with the actual cost of providing technical services for our fleet. For more information about the acquisition of our Manager, please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Acquisition of Seaspan Management Services Limited” in our 2011 Annual Report.

Tender Offer

In January 2012, we repurchased 11,300,000 of our Class A common shares at a price of $15.00 per share, for an aggregate cost of $169.5 million, excluding fees and expenses relating to the tender offer.

Recent Developments

Loan Facility Transaction

On July 3, 2012, three of our subsidiaries entered into a transaction with a leading Chinese bank for a loan facility (bearing interest at LIBOR plus margin) in an amount up to $224.0 million relating to three of our 10000 TEU newbuilding vessels. These vessels are being constructed by New Jiangsu and Jiangsu Xinfu, and are scheduled to be delivered in 2014. Immediately after delivery, these vessels will be chartered to Hanjin for a period of 10 years, plus an additional two years at the option of Hanjin. Certain financial obligations of the subsidiaries to the Chinese bank under this transaction are supported by our conditional guarantee.

$1.3B Credit Facility Amendment

On July 6, 2012, we entered into an agreement to amend our $1.3 billion credit facility to (i) reduce the lenders’ commitment from $1.3 billion to $1.0 billion, or by $267.0 million, (the undrawn amount under the facility), and (ii) a formula for the amount we are required to repay on the removal of a vessel as security under the facility. As a result of the foregoing reduction in the lenders’ commitment, we will now refer to this as our $1.0 billion facility. We paid an administration fee to the lenders in the aggregate amount of $1.95 million.

CSCL Dalian Time Charter

The CSCL Dalian was re-delivered to us on July 13, 2012. The vessel was renamed Seaspan Dalian. On July 26, 2012, the Seaspan Dalian commenced a four-month time charter with HMM with an additional two-month extension option.

Election of Director

On August 1, 2012, the holders of the outstanding Series A Preferred shares elected Harald Horst Ludwig to our board of directors, effective August 1, 2012. Pursuant to the our articles of incorporation, the holders of Series A Preferred shares have the right to elect up to two members of the board. George H. Juetten was elected by the holders of Series A Preferred shares in 2009. The Board also has determined that Mr. Ludwig qualifies as an “independent” director under the New York Stock Exchange rules.

Mr. Ludwig has over 30 years of extensive business and investment experience, including as President of Macluan Capital Corporation (a diversified private equity investment company), as a director and former Co-Chairman of Lions Gate Entertainment Corp., and as a director of West Fraser Timber Co. Ltd. He also serves on the boards of Canadian Overseas Petroleum Limited, West African Iron Ore Corp. and Zattikka plc, and was formerly a director of Prima Colombia Hardwood Inc. and Third Wave Acquisition Corp. Mr. Ludwig is also a founding partner or private equity investor in a number of North American and international private equity firms, hedge funds, mezzanine lenders, growth capital providers, distressed investment firms and real estate investment vehicles. He is a Member of the Advisory Board of Tennenbaum Capital Partners, LLC and a Governor of the British Columbia Children’s Hospital Foundation. Mr. Ludwig graduated from Simon Fraser University and holds an L.L.B. from Osgoode Hall Law School.

In connection with Mr. Ludwig’s service as director, he will be entitled to our customary compensatory arrangements for non-employee directors, including an annual cash retainer of $60,000 and an annual retainer of $100,000 paid in restricted shares of our Class A common stock.

Dividends

On July 28, 2012, our board of directors declared a quarterly dividend of $0.25 per common share of our Class A common stock. The dividend will be paid on August 22, 2012 to all shareholders of record as of August 13, 2012. We have increased our quarterly common share dividend by 150% since March 31, 2010. We expect common share dividends for the four quarters ending December 31, 2012 to total $1.00 per share.

On July 30, 2012, we paid a quarterly dividend of $0.59375 per share on our 9.5% Series C preferred shares, representing a distribution of $8.3 million. The dividend was paid to all 9.5% Series C preferred shareholders of record as of July 27, 2012 for the period from April 30, 2012 to July 29, 2012.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 69 operating vessels as of June 30, 2012:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.0	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
Alianca Itapoa (5)	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	10.0	(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	10.0	(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	10.0	(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	10.0	(6)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(7)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(7)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(7)
Berlin Bridge(1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(7)
Budapest Bridge(1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(7)
CSAV Licanten(8)	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(9)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(9)
CSCL Ningbo	4250	2002	4/17/12	CSCL Asia	6 months + one 6-month option	Short term rate	(10)(17)
CSCL Dalian	4250	2002	9/4/02	CSCL Asia	10 years + one 2-year option	19.7	(11)
CSCL Felixstowe	4250	2002	10/15/02	CSCL Asia	10 years + one 2-year option	19.7	(12)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(14)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah	4250	2009	6/20/12	Yang Ming	3 months + one 4-month option	Short term rate	(15)(17)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(16)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(16)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(16)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(16)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(16)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(16)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(16)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(16)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(5)	The name of the COSCO Vietnam was changed to Alianca Itapoa in March 2012, in connection with a sub-charter from COSCON to Hamburg Süd .
(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day, increasing to $14,500 after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.

(7)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(8)	The name of the CSCL Hamburg was changed to CSAV Licanten in November 2010, in connection with a sub-charter from CSCL Asia to CSAV.
(9)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the CSAV Licanten and the CSCL Chiwan.
(10)	In April 2012 we entered into an agreement with CSCL Asia to time charter the CSCL Ningbo for six months with a subsequent six-month option. The name of the CSCL Ningbo was changed to Seaspan Ningbo in July 2012.
(11)	In July 2012 we entered into an agreement with HMM to time charter the CSCL Dalian for four months with a subsequent two-month option. The name of the CSCL Dalian was changed to Seaspan Dalian in July 2012.
(12)	CSCL Asia has an initial charter of 10 years with a charter rate of $19,933 per day for the first five years, $19,733 per day for the second five years, and $20,500 per day for the two-year option.
(13)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.
(14)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.
(15)	In June 2012 we entered into an agreement with Yang Ming to time charter the Madinah for three months plus a four-month option period.
(16)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.
(17)	Given the term of the time charter is less than one-year, the vessel is being chartered at rates applicable to short term charters.

New Vessel Contracts

Our primary objective is to acquire additional containerships as market conditions allow, and to enter into additional long-term, fixed-rate time charters for such vessels.

As of June 30, 2012, we had three containerships which have scheduled delivery dates during 2014. These three newbuilding vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the relevant charterer.

The estimated number of vessels in our fleet based on existing newbuilding contracts and scheduled delivery dates as of June 30, 2012 are as follows:

	Quarter Ended	Scheduled Year Ended December 31,
	June 30, 2012	2012	2013	2014
Deliveries	4	—	—	3
Operating Vessels	69	69	69	72
Total Capacity (TEU)	405,100	405,100	405,100	435,100

Three and Six Months Ended June 30, 2012 Compared with Three and Six Months Ended June 30, 2011

The following is a discussion of our results of operations for the three and six months ended June 30, 2012 and 2011.

The following provides information about our fleet as of June 30, 2012:

Number of vessels in operation	69
Average age of fleet	5.1 years
TEU capacity	405,100
Average remaining initial term on outstanding charters	6.9 years

We began 2011 with 55 vessels in operation and, during the year ended December 31, 2011, accepted delivery of 10 vessels, bringing our fleet to a total of 65 vessels in operation as at December 31, 2011. We accepted delivery of four additional vessels during the six months ended June 30, 2012, bringing our fleet to a total of 69 vessels in operation as at June 30, 2012. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2012	2011	Days	%	2012	2011	Days	%
Operating days	5,809	5,360	449	8.4%	11,349	10,392	957	9.2%
Ownership days	5,847	5,421	426	7.9%	11,438	10,508	930	8.9%

Our vessel utilization and the impact on our revenues of off-hire time incurred for the three and six months ended June 30, 2012 is as follows:

	First Quarter		Second Quarter		Year to Date –June 30
	2012	2011	2012	2011	2012	2011
Vessel Utilization:
Ownership Days	5,591	5,087	5,847	5,421	11,438	10,508
Less Off-hire Days:
Scheduled 5-Year Survey	(44)	(53)	(24)	(58)	(68)	(111)
Unscheduled Off-hire	(7)	(2)	(14)	(3)	(21)	(5)

Operating Days	5,540	5,032	5,809	5,360	11,349	10,392

Vessel Utilization	99.1%	98.9%	99.4%	98.9%	99.2%	98.9%

	First Quarter		Second Quarter		Year to Date – June 30
	2012	2011	2012	2011	2012	2011
Revenue — Impact of Off-Hire (in thousands):
100% Utilization	$153,349	$121,983	$167,297	$134,902	$320,646	$256,885
Less Off-hire:
Scheduled 5-Year Survey	(1,058)	(955)	(675)	(1,173)	(1,733)	(2,128)
Unscheduled Off-hire(1)	(202)	(33)	(301)	(57)	(503)	(90)

Actual Revenue Earned	$152,089	$120,995	$166,321	$133,672	$318,410	$254,667

(1)	Includes charterer deductions that are not related to off-hire.

Our consolidated financial results for the three and six months ended June 30, 2012 and 2011 are summarized below:

	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2012	2011	$	%	2012	2011	$	%
Financial Summary (in millions)
Revenue	$166.3	$133.7	$32.6	24.4%	$318.4	$254.7	$63.7	25.0%
Ship operating expense	31.5	32.8	(1.3)	(3.9)%	66.1	63.9	2.2	3.4%
Depreciation	41.5	32.8	8.7	26.6%	78.8	62.8	16.0	25.5%
General and administrative expenses	6.7	5.0	1.6	32.6%	12.5	7.7	4.8	62.1%
Interest expense	19.2	10.7	8.5	79.8%	36.1	20.8	15.3	73.7%
Change in fair value of financial instruments loss	82.1	84.7	(2.6)	(3.1)%	86.8	78.9	7.8	9.9%
Gain on sale of vessel	9.8	—	9.8	100.0%	9.8	—	9.8	100.0%

Revenue

Revenues increased by 24.4% and 25.0%, respectively, for the three and six months ended June 30, 2012 over the prior year’s comparable periods. This is due to an increase in operating days of 8.4% and 9.2% for the three and six months ended June 30, 2012, respectively, over the prior year’s comparable periods and higher time-charter rates attributed to the delivery of our larger newbuild vessels. The increases in operating days and the financial impact thereof, for the three and six months ended June 30, 2012 relative to the corresponding periods in 2011, is attributable to the following:

	Three Months Ended June 30, 2012		Six Months Ended June 30, 2012
	Operating Days impact	$ impact (in millions)	Operating Days impact	$ impact (in millions)
2012 vessel deliveries	316	$17.6	356	$19.9
Full period contribution for 2011 vessel deliveries	494	24.4	1,257	60.7
Changes due to bareboat charters (1)	(364)	(8.5)	(724)	(16.9)
Change in daily charterhire rate	—	(0.8)	—	(0.6)
Change in charterhire days	(20)	(0.4)	41	0.6
Scheduled off-hire	34	0.5	43	0.4
Unscheduled off-hire	(11)	(0.2)	(16)	(0.4)

Total	449	$32.6	957	$63.7

(1)

We bareboat chartered to MSC four 4800 TEU vessels commencing in the fourth quarter of 2011. These transactions were accounted for as sales-type leases with the vessels being deemed disposed of and a gross investment in lease recorded, which is being amortized to income through interest income from leasing. In the comparable periods in the prior year, the hire payments from the time chartering of these vessels to A.P. Møller-Mærsk A/S. was included in revenue.

Vessel utilization was 99.4% and 99.2% for the three and six months ended June 30, 2012, respectively, compared to 98.9% for both the three and six months ended June 30, 2011.

The increase in vessel utilization for the six months ended June 30, 2012 was primarily due to a 43 day decrease in scheduled off-hire. During the six months ended June 30, 2012, we commenced five dry-dockings which resulted in 68 days of scheduled off-hire, compared to the six months ended June 30, 2011 where we commenced seven dry-dockings which resulted in 111 days of scheduled off-hire.

During the six months ended June 30, 2012, we commenced dry-dockings of the following vessels:

Vessel	Commenced
Rio de Janeiro Express	Q1
CSCL Zeebrugge	Q1
COSCO Fuzhou	Q1
COSCO Yingkou	Q1
CSCL Long Beach	Q2

Our cumulative vessel utilization since our initial public offering in August 2005 is 99.2%.

Ship Operating Expense

Prior to our acquisition of the Manager, ship operating expense was comprised of fixed, daily, per vessel fees paid to the Manager for technical services. The amount of this technical services fee was established every three years. As a result of the acquisition, our consolidated ship operating expense now represents the direct operating costs of the vessels.

Prior to the acquisition of the Manager, the entire technical services fee was classified as ship operating expense. After the acquisition of the Manager, the Manager’s general and administrative expenses that previously would have been included in the technical services fee and reported as ship operating expense is now presented as general and administrative expenses.

Total ship operating expense for the six months ended June 30, 2012 of $66.1 million consists of $9.3 million of technical services fees paid to the Manager during the pre-acquisition period to January 26, 2012, and $56.8 million of direct costs incurred during the post-acquisition period from January 27 to June 30, 2012.

Total ship operating expense decreased by 3.9% to $31.5 million from $32.8 million for the three months ended June 30, 2012 and increased by 3.4% to $66.1 million from $63.9 million for the six months ended June 30, 2012. The changes in ship operating expenses for the three and six months ended June 30, 2012 are primarily attributable to the general and administrative reclassification, as explained above, of approximately $2.3 million and $4.2 million, respectively, and the increase in ownership days of 426 days and 930 days, respectively.

To be consistent with the basis of presentation for the six months ended June 30, 2011, approximately $4.2 million of expenses included in general and administrative expenses for the six months ended June 30, 2012 would be reclassified to ship operating expense. This adjustment would result in an average ship operating expense of approximately $6,200 per vessel per day for the six months ended June 30, 2012 compared to approximately $6,100 per vessel per day for the comparable period in 2011, representing approximately a 2% increase in average per day per vessel operating expense. This increase compares favorably to our estimate of an approximate 8% increase in average per vessel per day ship operating expense from the levels charged under the Management agreement for the year ending December 31, 2011, and reflects the results of our cost saving initiatives.

Depreciation

The increase in depreciation expense for the three and six months ended June 30, 2012, from the corresponding periods in the prior year is due to the increase in the size of the fleet. Four vessels delivered in 2012 and a full period of depreciation was taken for the 10 vessels delivered in 2011, partially offset by the impact of the disposition of the four MSC bareboat charter vessels.

General and Administrative Expenses

The increases of $1.6 million and $4.8 million, respectively, in general and administrative expenses for the three and six months ended June 30, 2012 compared to the corresponding periods of the prior year, are primarily due to the reclassification of approximately $2.3 million and approximately $4.2 million, respectively, of the Manager’s general and administrative expense from ship operating expense, as explained above.

Interest Expense

As at June 30, 2012, the balance of our long-term debt totaled $3.1 billion and our other long-term liabilities totaled $671.4 million. Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities for operating vessels and a reclassification of amounts from accumulated other comprehensive income related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction. Our long-term debt and other long-term liabilities bear interest primarily at variable rates calculated by reference to LIBOR plus the applicable margin.

The increase in interest expense for the three and six months ended June 30, 2012, compared to the respective period of the prior year were primarily due to higher average operating debt and other long-term liabilities balance and higher average LIBOR compared to the respective periods of the prior year. The average LIBOR charged on our long-term debt and other long-term liabilities for the three and six months ended June 30, 2012 was 0.5%, compared to 0.4% for both of the comparable periods of the prior year. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $82.1 million for the three months ended June 30, 2011, compared to a loss of $84.7 million for the comparable quarter last year. The change in fair value of financial instruments resulted in a loss of $86.8 million for the six months ended June 30, 2012, compared to a loss of $78.9 million for the comparable period last year. The changes in fair value for the quarter ended June 30, 2012 were primarily due to decreases in the forward LIBOR curve. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly affected by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps of approximately $142.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also affected by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for a comparator group in the shipping industry and with composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps of approximately $19.0 million. For additional information about our financial instruments, please read our 2011 Annual Report.

Gain on Vessels

The $53.0 million term loan credit facility matured on June 27, 2012. On June 27, 2012, we sold the UASC Madinah to the U.S. bank for $52.1 million, the amount outstanding under the term loan which resulted in a gain on vessel of $9.8 million. The proceeds of this sale were used to fully repay the term loan.

Liquidity and Capital Resources

Liquidity

As at June 30, 2012, our cash and cash equivalents totaled $338.3 million, and we had approximately $105.0 million available under our credit and lease facilities. Our primary short-term liquidity needs are to fund our operating expenses, debt repayment, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the containerships we have contracted to purchase, debt repayment and lease payments. Our long-term liquidity needs primarily relate to vessel acquisitions, debt repayment, lease payments, and the future potential redemption of our Series C Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit and lease facilities, new credit and lease facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations, debt or equity financings.

A summary of our credit and lease facilities as of June 30, 2012 is as follows:

Description	Amount Outstanding		Amount Committed	Amount Available
	(millions)		(millions)	(millions)
Credit Facilities
$1.3 billion credit facility (1)	$1,032.7		$1,300.0	$—
$920.0 million revolving credit facility	890.3		920.0	29.7
$365.0 million revolving credit facility – Tranche A	64.4		64.4	—
$365.0 million revolving credit facility – Tranche B	251.4		251.4	—
$291.2 million credit facility	269.9		269.9	—
$235.3 million credit facility	226.4		226.4	—
$218.4 million credit facility	217.7		217.7	—
$150.0 million credit facility (non-recourse to Seaspan Corporation) (5)	150.0		150.0	—
$150.0 million revolving credit facility (2)	—		150.0	75.0
$5.0 million line of credit	5.0		5.0	—
$15.0 million term loans	15.0		15.0	—

Total Credit Facilities	3,122.8	(3)	3,569.8	104.7

Lease Facilities
$400.0 million lease (limited recourse to Seaspan Corporation) (4)	400.0		400.0	—
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	108.6		108.6	—
$150.0 million lease (non-recourse to Seaspan Corporation) (5)	138.8		138.8	—

Total Lease Facilities	647.4		647.4	—

Total Credit and Lease Facilities	$3,770.2		$4,217.2	$104.7

(1)	Until the modification to this facility in July, 2012 (see Recent Developments), we were able to draw additional funds under this facility so long as the loan-to-market value ratio–being the ratio of the outstanding principal amount of the loan immediately after a drawing to the market value of the vessels that are provided as collateral under that facility–did not exceed 70%. The vessels we bareboat charter to MSC remain as collateral under this facility. Based on a valuation of the vessels financed under the $1.3 billion credit facility that was obtained in December 2011 (which was on a without-charter basis as required by our credit facility), we are currently unable to borrow the remaining $267.0 million available under this facility. This restriction does not impact the repayment of amounts already borrowed. For more information, please read “Item 5. Operating and Financial Review and Prospects – C. Liquidity and Capital Resources – Financing Facilities – Our Credit Facilities” in our 2011 Annual Report and “– Recent Developments – $1.3B Credit Facility Amendment” for information about a July 2012 amendment to our $1.3 billion credit facility.
(2)	We have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs.

(3)	Long-term debt related to operating vessels was $3.1 billion as at June 30, 2012 and $2.7 billion as at December 31, 2011, with the balance of our long-term debt under our credit facilities as of such dates relating to the construction of newbuilding vessels.
(4)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes.
(5)	Amounts outstanding are owed by a wholly owned subsidiary of Seaspan Corporation and are non-recourse to Seaspan Corporation.

Please read “– Recent Developments – Loan Facility Transaction” for information about a $224.0 million loan facility entered into in July 2012.

Newbuilding Commitments

As of June 30, 2012, the estimated remaining installments on the three vessels we had contracted to purchase totaled approximately $269.9 million. We believe that our cash on hand and the $224.0 million loan facility entered into in July 2012, together with the availability under our credit and lease facilities and our anticipated operating cash flows less dividends, will be sufficient to fund the remaining payments for our currently contracted newbuilding program. Future debt and or equity issuances may be considered for growth.

Operating Cash Flows

Our cash flow from operating activities was $142.0 million for the six months ended June 30, 2012 compared to $96.6 million for the comparable period of the prior year, and is expected to increase as we accept delivery of the three vessels that will be delivered in 2014.

All of the vessels that we own and are currently committed to acquire are chartered under primarily long-term time charters. The existing time charters for six of our vessels are scheduled to expire (excluding options to extend) before December 31, 2013. For nine other vessels, the charterer may elect to terminate the charters with two years’ prior written notice upon payment of a termination fee. The charterers’ payments to us are our primary source of operating cash flow. We believe we have good commercial relations with each of our customers and, to date, they have all met their commitments under their charter contracts with us. However, there is no assurance that the charterers will be able to continue to make charter payments to us for the remaining terms of the charter agreements. If the charterers are unable to make charter payments to us, our results of operations and financial condition would be harmed.

Factors such as off-hire and increases in operating costs could reduce our operating cash flows available to fund our liquidity needs. Our operating costs include the ship operating expenses such as insurance, crew wages, stores, spares and repair costs. We also incur bunkers consumed during off-hire and insurance deductibles. Any increases in such costs would reduce our future operating cash flows.

Credit and Lease Facilities

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 64 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels and assignments of time charters, earnings and insurance for the vessels. Please read “– Recent Developments – Loan Facility Transaction” for information about a $224.0 million loan facility entered into in July 2012 and “– Recent Developments – $1.3B Credit Facility Amendment” for information about a July 2012 amendment to our $1.3 billion credit facility.

As of June 30, 2012, our revolving credit facilities and term loans provided for borrowings of up to $3.6 billion, of which $3.1 billion was outstanding and $105.0 million was available to be drawn by us. Approximately $267.0 million of such $3.6 billion was not available to us as of that date. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.85% as of June 30, 2012.

Interest payments on our term loans, excluding the three term loans totaling $15.0 million, are based on either LIBOR plus margins, which ranged between 0.35% and 4.75% as of June 30, 2012 or, for a portion of one of our term loans, KEXIM plus margins, which was 0.65% as of June 30, 2012.

In September 2011, one of our subsidiaries entered into a transaction with affiliates of a leading Chinese and a leading Japanese bank for a non-recourse loan facility in an amount up to $150.0 million relating to one of our 13100 TEU newbuilding vessels. The vessel was previously financed with up to $75.0 million under one of our revolving credit facilities. The vessel has been removed as security from that revolving credit facility. Through an inter-company operating charter with our subsidiary, we continue to time charter the vessel to COSCON in accordance with the terms of the original 12-year time charter. The subsidiary’s indebtedness under the loan facility is non-recourse to Seaspan Corporation.

Our Lease Facilities

As at June 30, 2012, we had lease obligations of approximately $671.4 million.

Our subsidiary Seaspan Finance I Co. Ltd. is a party, as lessee, to a lease facility used to finance the acquisition of five 4500 TEU vessels, for which the lessor retains title and which we charter from the lessor. All of those vessels operate under 12-year fixed-rate time charters between our subsidiary and K-Line. We have guaranteed the performance of our subsidiary’s obligations to K-Line. Our subsidiary’s obligations to the lessor under the lease facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest.

In February 2010, we entered into a sale-leaseback transaction with an affiliate of a leading Chinese bank for a 12-year sale-leaseback of one of our 13100 TEU newbuilding vessels in an amount up to $150.0 million. Following the sale, the purchaser chartered the vessel to one of our subsidiaries and our subsidiary sub-chartered the vessel to us through an inter-company operating charter. We are chartering the vessel to COSCON pursuant to a 12-year, fixed rate time charter. Our subsidiary’s financial indebtedness under its charter is non-recourse to us.

In October 2010, one of our subsidiaries entered into a sale-leaseback transaction for one of our 13100 TEU newbuilding vessels with an affiliate of Crédit Agricole CIB. This vessel was constructed by HHI and was delivered to us in March 2012. The vessel has commenced operations under a time charter with COSCON. Upon delivery from HHI, the vessel was purchased by the affiliate of Crédit Agricole CIB, and through an inter-company operating charter with our subsidiary, we time-charter the vessel to COSCON in accordance with the terms of our original time charter. Our subsidiary’s financial indebtedness under the charter is non-recourse to us.

In October 2011, one of our subsidiaries entered into a financing transaction with a leading U.S. bank for the UASC Madinah, one of our 4250 TEU vessels. The vessel has been sold to one of our indirect subsidiaries, was funded by a $53 million mortgage-secured term loan from an affiliate of the U.S. bank, leased by our subsidiary to us, and we continued to time charter the vessel to UASC in accordance with the terms of our original time charter. In June 2012, the vessel was sold to the U.S. bank for the amount outstanding under the term loan. The vessel is being leased back to our subsidiary for approximately nine years.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2011 Annual Report.

Statement of Cash Flows

Operating Cash Flows

Net cash from operating activities was $92.2 million and $142.0 million for the three and six months ended June 30, 2012, respectively, which represent increases of $32.0 million and $45.3 million over the comparable periods in the previous year. The increases were primarily due to the following:

In millions of USD	Three months ended June 30, 2012	Six months ended June 30, 2012
Higher operating earnings before depreciation and gain on vessels	$32.3	$56.8
Changes in swap settlements	0.2	(0.5)
Higher cash interest expense, net of amounts capitalized	(9.2)	(16.8)
Working capital changes and other	8.7	5.8

Increase in net cash from operating activities over the comparable periods in the prior year	$32.0	$45.3

The higher operating earnings before depreciation reflect results from the increase in the number of larger vessels in our fleet over the past year. The increase in interest expense, net of amounts capitalized, is primarily due to the increase in our debt balances from our increased number of operating vessels.

Investing Cash Flows

Cash used in investing activities was $79.0 million and $144.9 million for the three and six months ended June 30, 2012, respectively, which represents decreases of $125.7 million and $150.9 million from the comparable periods in the previous year. For the quarter ended June 30, 2012, cash was used primarily for the final installments paid to the shipyard for our two delivered vessels. During the six months ended June 30, 2012 we also made final installment payments to the shipyard for the delivery of the first quarter delivered vessels, which was partially offset by $23.9 million in cash acquired on acquisition of the Manager.

Financing Cash Flows

For the three months ended June 30, 2012 our financing activities provided $35.6 million, a decrease of $49.4 million compared to the comparable quarter in the prior year. For the six months ended June 30, 2012, we used $139.9 million in financing activities, a change of $457.7 million compared to the comparable period in the prior year. During the six month period ended June 30, 2012, we used $170.9 million of cash to repurchase 11.3 million of our Class A common shares. During the three and six months ended June 30, 2011, we received net proceeds of $104.3 million and $344.7 million from the issuance of our Series C Preferred Shares. We also increased our net borrowings under our credit facilities during the three and six months ended June 30, 2012 over the comparable periods in the prior year. The increases in borrowings were partially offset by an increase in repayments on our credit facilities and our other long term liabilities and dividend payments.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	The remaining lives of our vessels;

•	The returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	Future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•

Our future operating and interest costs, particularly after the acquisition of our Manager now that our operating costs are subject to market fluctuation. Future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage currency and interest rate risks;

•	Our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	Unanticipated future events and other contingencies.

Please read “Item 3D. Risk Factors” in our 2011 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

In thousands of USD, except per share amounts	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Class A common shares
Declared, per share	$0.25	$0.1875	$0.4375	$0.3125
Paid in cash	14,811	9,375	22,178	15,626
Reinvested in common shares through dividend reinvestment plan	916	3,527	5,277	5,857

	$15,727	$12,902	$27,455	$21,483

Preferred shares
Series A, accrued	$8,371	$7,435	$16,499	$14,577

Series B, paid in cash	$—	$325	$—	$645

Series C, paid in cash	$8,312	$6,069	$16,625	$6,069

(1)	All outstanding Series B preferred shares were redeemed on November 30, 2011.

On July 28, 2012, we declared a quarterly dividend of $0.25 per Class A common share, representing an aggregate cash distribution of $15.7 million. The dividend is payable on August 22, 2012 to all shareholders of record on August 13, 2012.

On July 30, 2012, we paid a quarterly dividend of $0.59375 per share on our 9.5% Series C preferred shares, representing a distribution of $8.3 million. The dividend was paid to all 9.5% Series C preferred shareholders of record as of July 27, 2012 for the period from April 30, 2012 to July 29, 2012.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent obligations. On an ongoing basis, we evaluate our estimates and judgments. We base our estimates on historical experience and anticipated results and trends and on other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. For more information about the critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Estimates” in our 2011 Annual Report.

Recent Accounting Developments

None.

Off-Balance Sheet Arrangements

At June 30, 2012, we did not have any off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2012 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;

•	the potential effects of the acquisition of our Manager on our operations and results;

•	the amount of any adjustment of the purchase price we paid for our Manager and any payments to the former owners of our Manager related to fleet growth;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•

the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in our 2011 Annual Report under the heading “Risk Factors.” Our 2011 Annual Report was filed with the Commission on March 26, 2012.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We make no prediction or statement about the performance of our common shares. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2012, our floating-rate borrowings totaled $3.3 billion and we had entered into interest rate swap agreements to fix the rates on a notional principal of $2.5 billion. These interest rate swaps had a fair value of $590.3 million in the counterparties’ favor as of June 30, 2012.

The tables below provide information about our financial instruments at June 30, 2012 that are sensitive to changes in interest rates. Please read note 9 to our consolidated financial statements included in our 2011 Annual Report, which provides additional information with respect to our credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
In thousands of dollars	2012	2013	2014	2015	2016	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	81,073	169,074	298,697	824,490	155,860	1,429,980
Lease Facilities:
Bearing interest at variable interest rates(2)	4,726	12,857	13,684	14,534	15,419	186,156

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR. For the purpose of this table, principal repayments are determined based on amounts outstanding at period end, pro-rated to reflect commitment reduction schedules for each related facility. Actual repayments may differ from the amounts presented as repayment timing is impacted by the balance outstanding at each commitment reduction date.
(2)	Includes repayments for amounts yet to be funded of $nil.

As of June 30, 2012, we had the following interest rate swaps outstanding:

Fixed per annum rate swapped for LIBOR	Notional Amount as of June 30, 2012	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
4.6325%	663,399	663,399	September 15, 2005	July 16, 2012
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	96,000	96,000	December 18, 2006	October 2, 2015
5.5150%	59,700	59,700	February 28, 2007	July 31, 2012
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.1750%	—	663,399	July 16, 2012	July 15, 2016
5.8700%	—	620,390	August 31, 2017	November 28, 2025
5.4975%	—	59,700	July 31, 2012	July 31, 2019

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (Swaption Counterparty) whereby the Swaption Counterparty has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration of February 26, 2021. If the Swaption Counterparty exercises the swaption, the underlying swap effectively offsets our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at June 30, 2012, these financial instruments were in the counterparties’ favor on a net basis. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of June 30, 2012. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and do not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

In addition to the risk factor below and the other information set forth in this report, you should consider the factors discussed in Item 3.D “Risk Factors” in our 2011 Annual Report and in “Part II – Other Information – Item 1A – Risk Factors” in our Report on Form 6-K filed with the SEC on May 21, 2012, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2012 Annual Meeting of Shareholders was held on May 12, 2012. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class I Directors of the board of directors of the Company for a term of three years. There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 23, 2012, and all such nominees were elected. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as-converted basis) was 50,958,660. There was one broker non-vote.

Name	Number of Shares Voted
	For	Withheld
Kyle R. Washington	50,778,023	180,636
Nicholas Pitts-Tucker	50,791,953	166,706
David Lyall	49,278,427	1,680,232

The other members of the board of directors are: Class II Directors: Gerry Wang, Peter Lorange and Graham Porter (terms expire at the 2013 Annual Shareholder Meeting); Class III Directors: Peter Shaerf and John C. Hsu (terms expire at the 2014 Annual Shareholder Meeting); and Series A Preferred Shareholder Nominee Director: George H. Juetten (no term).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2012. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as converted basis) was 50,836,112 in favor, 73,850 opposed, 48,694 abstained and four broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2012 was ratified.

Item 6 — Exhibits

None.